ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
(in thousands of $)	2024	2023	2022
Assets
Non‑current assets
Property, plant and equipment	$43,517	$22,675	$16,234
Intangible assets	181,445	125,228	174,901
Deferred tax assets	924,299	97,211	79,222
Research and development incentive receivables	94,854	76,706	47,488
Investment in a joint venture	9,268	9,912	1,323
Prepaid expenses	23,643	47,327	—
Other non-current assets	42,393	39,662	40,894
Total non‑current assets	$1,319,419	$418,721	$360,064

Current assets
Inventories	$407,233	$310,550	$228,353
Prepaid expenses	187,948	134,072	76,022
Trade and other receivables	904,471	496,687	275,697
Research and development incentive receivables	4,625	2,584	1,578
Financial assets	1,878,890	1,131,000	1,391,808
Cash and cash equivalents	1,499,936	2,048,844	800,740
Total current assets	$4,883,103	$4,123,737	$2,774,197

Total assets	$6,202,522	$4,542,458	$3,134,261

	As of December 31,
(in thousands of $)	2024	2023	2022
Equity and liabilities
Equity
Equity attributable to owners of the parent
Share capital	$7,227	$7,058	$6,640
Share premium	5,948,916	5,651,497	4,309,880
Translation differences	126,832	131,543	129,280
Accumulated losses	(1,571,804)	(2,404,844)	(2,109,791)
Other reserves	987,112	712,253	477,691
Total equity	$5,498,283	$4,097,507	$2,813,699

Non-current liabilities
Provisions for employee benefits	$1,803	$1,449	$870
Lease liabilities	32,520	15,354	9,009
Deferred tax liabilities	—	5,155	8,406
Total non-current liabilities	34,323	21,958	18,285

Current liabilities
Lease liabilities	$6,533	$4,646	$3,417
Trade and other payables	649,993	414,013	295,679
Tax liabilities	13,390	4,334	3,181
Total current liabilities	669,916	422,993	302,277

Total liabilities	$704,239	$444,951	$320,562

Total equity and liabilities	$6,202,522	$4,542,458	$3,134,261

ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Year Ended December 31,
(in thousands of $ except for shares and EPS)	2024	2023	2022
Product net sales	$2,185,883	$1,190,783	$400,720
Collaboration revenue	4,348	35,533	10,026
Other operating income	61,808	42,278	34,520
Total operating income	2,252,039	1,268,594	445,267

Cost of sales	(227,289)	(117,835)	(29,431)
Research and development expenses	(983,423)	(859,492)	(663,366)
Selling, general and administrative expenses	(1,055,337)	(711,905)	(472,132)
Loss from investment in a joint venture	(7,644)	(4,411)	(677)
Total operating expenses	(2,273,693)	(1,693,643)	(1,165,607)

Operating loss	$(21,654)	$(425,049)	$(720,341)

Financial income	157,509	107,386	27,665
Financial expense	(2,464)	(906)	(3,906)
Exchange (losses)/gains	(48,211)	14,073	(32,732)

Profit/(Loss) for the year before taxes	$85,180	$(304,496)	$(729,314)
Income tax benefit	$747,860	$9,443	$19,720
Profit/(Loss) for the year	$833,040	$(295,053)	$(709,594)
Profit/(Loss) for the year attributable to:
Owners of the parent	833,040	(295,053)	(709,594)
Weighted average number of shares outstanding	59,855,585	57,169,253	54,381,371
Weighted average number of shares for purpose of diluted profit/(loss) per share	65,177,815	57,169,253	54,381,371
Basic profit/(loss) per share (in $)	13.92	(5.16)	(13.05)
Diluted profit/(loss) per share (in $)	12.78	(5.16)	(13.05)
ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Profit/(Loss) for the year	$833,040	$(295,053)	$(709,594)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities	(4,711)	2,263	(2,404)
Items that will not be reclassified subsequently to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as FVTOCI	(648)	(1,915)	(18,267)

Other comprehensive profit/(loss), net of income tax	$(5,359)	$348	$(20,671)

Total comprehensive profit/(loss) attributable to:
Owners of the parent	$827,681	$(294,705)	$(730,266)

ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Operating profit/(loss)	$(21,654)	$(425,049)	$(720,341)
Adjustments for non-cash items
Amortization of intangible assets	10,282	105,674	99,766
Depreciation of property, plant and equipment	7,245	5,633	4,576
Provisions for employee benefits	432	573	459
Expense recognized in respect of share-based payments	235,179	232,974	157,026
Fair value gains on financial assets at fair value through profit or loss	(3,834)	—	(4,256)
Loss from investment in a joint venture	7,644	4,411	677
Other non-cash (benefit)/expenses	(277)	2,074	—
	$235,017	$(73,710)	$(462,093)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	(423,112)	(185,694)	(222,260)
(Increase)/decrease in inventories	(95,996)	(83,030)	(119,277)
(Increase)/decrease in other current assets	(56,154)	(59,024)	(18,294)
Increase/(decrease) in trade and other payables	246,336	95,600	329
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets	(19,930)	(29,416)	(16,220)
(Increase)/decrease in non-current prepaid expense	23,683	(47,327)	—

Net cash flows used in operating activities, before interest and taxes	$(90,156)	$(382,601)	$(837,815)

Interest paid	(392)	(211)	(851)
Income taxes received/(paid)	7,801	(37,515)	(24,141)

Net cash flows used in operating activities	$(82,747)	$(420,327)	$(862,807)

Purchase of intangible assets	(66,500)	(43,000)	(102,986)
Purchase of property, plant and equipment	(1,801)	(812)	(837)
Purchase of current financial assets	(2,183,542)	(1,271,730)	(1,694,046)
Sale of current financial assets	1,429,600	1,543,999	1,325,540
Interest received	111,649	92,753	13,146
Investment in a joint venture	(7,000)	(13,000)	(2,000)

Net cash flows from/(used in) investing activities	$(717,594)	$308,210	$(461,184)

Principal elements of lease payments	(7,638)	(3,801)	(4,165)
Proceeds from issue of new shares, gross amount	—	1,196,731	760,953
Issue costs paid	—	(821)	(781)
Exchange (losses)/gains from currency conversion on proceeds from issue of new shares	—	(1,507)	410
Payment of employee withholding taxes relating to restricted stock unit awards	(21,868)	(12,138)	(5,855)
Proceeds from exercise of stock options	309,265	158,263	93,195

Net cash flows from financing activities	$279,759	$1,336,727	$843,757

Increase/(decrease) in cash and cash equivalents	$(520,582)	$1,224,610	$(480,234)

Cash and cash equivalents at the beginning of the year	$2,048,844	$800,740	$1,334,676
Exchange gains/(losses) on cash and cash equivalents	$(28,326)	$23,494	$(53,702)
Cash and cash equivalents at the end of the year	$1,499,936	$2,048,844	$800,740

ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the parent
(in thousands of $)	Share capital	Share premium	Accumulated losses	Translation differences	Share-based payment and income tax deduction on share-based payments	Fair value movement on investment in equity instruments designated as at FVTOCI	Total equity attributable to owners of the parent	Total equity
Balance on January 1, 2022	$6,233	$3,462,775	$(1,400,197)	$131,684	$373,019	$(39,290)	$2,534,224	$2,534,224

Loss for the year			(709,594)				(709,594)	(709,594)
Other comprehensive income/(loss)				(2,404)		(18,267)	(20,671)	(20,671)
Total comprehensive income/(loss) for the year	—	—	(709,594)	(2,404)	—	(18,267)	(730,266)	(730,266)
Income tax benefit from excess tax deductions related to share-based payments					3,946		3,946	3,946
Share-based payment					158,282		158,282	158,282
Issue of share capital	294	760,659					760,953	760,953
Transaction costs for equity issue		(781)					(781)	(781)
Exercise of stock options	113	93,082					93,195	93,195
Ordinary shares withheld for payment of employees’ withholding tax liability		(5,855)					(5,855)	(5,855)

Balance on December 31, 2022	$6,640	$4,309,880	$(2,109,791)	$129,280	$535,247	$(57,557)	$2,813,699	$2,813,699

Loss for the year			(295,053)				(295,053)	(295,053)
Other comprehensive income/(loss)				2,263		(1,915)	348	348
Total comprehensive income/(loss) for the year	—	—	(295,053)	2,263	—	(1,915)	(294,705)	(294,705)
Income tax benefit from excess tax deductions related to share-based payments					2,310		2,310	2,310
Share-based payment					234,168		234,168	234,168
Issue of share capital	288	1,196,444					1,196,732	1,196,732
Transaction costs for equity issue		(821)					(821)	(821)
Exercise of stock options	130	158,133					158,263	158,263
Ordinary shares withheld for payment of employees’ withholding tax liability		(12,139)					(12,139)	(12,139)

Balance on December 31, 2023	$7,058	$5,651,497	$(2,404,844)	$131,543	$771,725	$(59,472)	$4,097,507	$4,097,507

Profit for the year			833,040				833,040	833,040
Other comprehensive income/(loss)				(4,711)		(648)	(5,359)	(5,359)
Total comprehensive income/(loss) for the year	—	—	833,040	(4,711)	—	(648)	827,681	827,681
Income tax benefit from excess tax deductions related to share-based payments					39,650		39,650	39,650
Share-based payment					235,856		235,856	235,856
Exercise of stock options	169	319,288					319,457	319,457
Ordinary shares withheld for payment of employees’ withholding tax liability		(21,869)					(21,869)	(21,869)

Balance on December 31, 2024	$7,227	$5,948,916	$(1,571,804)	$126,832	$1,047,231	$(60,119)	$5,498,283	$5,498,283